ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200, San Diego, CA 92121

Tel: (858) 900-2660

June 14, 2018

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 5, 2018

Dear Arcturus Therapeutics Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders (or the Meeting), of Arcturus Therapeutics Ltd. (or the Company), to be held at 10:00 a.m. (Pacific Time) on Thursday, July 5, 2018, at the offices of Arcturus’ U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121.

The Meeting is being called for the following purposes:

1.                   Approval of an amendment to the Company’s Articles of Association.

2.                   Appointment of Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow as directors to the Board, and approval of their compensation terms.

3.                   Approval of the execution of an Agreement and Release by the Company, and the performance of the Company’s obligations thereunder1.

4.                   Approval of the terms of compensation granted to former Interim President Mr. Mark Herbert.

Our Board of Directors (or the Board), recommends that you vote in favor of all the above proposals, which are described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Wednesday, June 6, 2018, are entitled to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders published by Arcturus on May 30, 2018, and filed with the Securities Exchange Commission (or SEC) on June 1, 2018, this cover letter, and the accompanying Proxy Statement, please mark, date, sign, and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent (Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004-1561) no later than 11:59 p.m. Eastern Daylight Time on Wednesday, July 4, 2018, to be validly included in the tally of ordinary shares voted at the Meeting. Alternatively, if you are a record holder of shares and are delivering, mailing, or e-mailing your proxy to our registered offices in Israel (to our Israeli legal counsel, Barnea Jaffa Lande & Co Law Offices, 58 HaRakevet St., Electra City Tower, Tel Aviv 6777016, Israel, 21st Floor, telephone +972-3-640-6400 or email mail@barlaw.co.il, with a copy to IR@arcturusrx.com), it must be received by 4:00 p.m. Israel time/6:00 a.m. Pacific Daylight Time on the date of the Meeting (July 5, 2018) to be validly included in the tally of ordinary shares voted. If you are a beneficial owner whose shares are held via a bank, broker, trustee, or nominee (i.e., in “street name”), an earlier deadline may apply to receipt of your voting instruction form, if indicated on the voting instruction form delivered to you by your bank, broker, trustee, or nominee. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card or voting instruction form.

_____________________

1 The execution of the Agreement and Release was announced on May 29, 2018 (the “Agreement”). A copy of the Agreement was attached as Exhibit 99.1 to Arcturus Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on May 29, 2018.

Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting. Shareholders whose ordinary shares in the Company are held in “street name” will be able to either direct the registered record holder of their shares on how to vote such shares or to obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and vote such shares at the Meeting (or to appoint a proxy to do so). An electronic copy of the enclosed proxy materials will also be available for viewing at http://www.cstproxy.com/arcturusrx/2018. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, June 17, 2018, at the registered Israeli offices of the Company (at the address provided above), from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time. Our telephone number at our registered Israeli offices appears above.

Sincerely,

/s/ Dr. Peter Farrell

Dr. Peter Farrell

Chairman of the Board of Directors

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ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200, San Diego, CA 92121

Tel: (858) 900-2660

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (or the Board), of Arcturus Therapeutics Ltd. (to which we refer as Arcturus or the Company), to be voted at an Extraordinary General Meeting of Shareholders (or the Meeting), and at any postponement or adjournment thereof, pursuant to the Notice of Extraordinary General Meeting of Shareholders published by Arcturus on May 30, 2018, and filed with the SEC on June 1, 2018. The Meeting will be held at 10:00 a.m. (Pacific Daylight Time) on Thursday, July 5, 2018, at the offices of Arcturus’ U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121.

This Proxy Statement, the attached cover letter, and the enclosed proxy card are being made available on or about Thursday, June 14, 2018, to holders of Arcturus ordinary shares, par value NIS 0.07, or ordinary shares, as of the close of business on Wednesday, June 6, 2018, the record date for the Meeting. Formal notice of the Meeting was published in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, and our Articles of Association, via a press release, which we issued and furnished as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K on Friday, June 1, 2018. Please note that language describing the proposals and the resolutions in the formal notice has been modified slightly in the proxy statement and cover letter to comply with certain requirements of applicable law, while the substantive effect of the proposals remains unchanged. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, June 17, 2018, at the registered Israeli offices of the Company, c/o Barnea Jaffa Lande & Co Law Offices, 58 HaRakevet St., Electra City Tower, Tel Aviv 6777016, Israel, 21st Floor, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time.

You are entitled to vote at the Meeting if you held ordinary shares as of the record date for the Meeting, regardless of whether you currently hold ordinary shares. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponement or adjournment thereof.

Agenda

The agenda for the Meeting is as follows:

Proposal 1:	Approval of an amendment to the Company’s Articles of Association.

Proposal 2:	Appointment of Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet, and Mr. James Barlow as directors to the Board, and approval of their compensation terms.

Proposal 3:	Approval of the execution of an Agreement and Release by the Company, and the performance of the Company’s obligations thereunder[2].

Proposal 4:	Approval of the terms of compensation granted to former Interim President Mr. Mark Herbert.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

_____________________

2 The execution of the Agreement and Release was announced on May 29, 2018 (the “Agreement”). A copy of the Agreement was attached as Exhibit 99.1 to Arcturus Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on May 29, 2018.

On May 27, 2018, and as part of the parties undertakings under the Agreement, shareholders of the Company collectively holding approximately 52.81% of the Company’s issued share capital (including all vested options exercisable prior to July 3, 2018), executed an irrevocable proxy to participate at the Meeting and to vote all of their shares in favor of Proposals 3 and 4.

Board Recommendation

Our Board recommends that you vote “FOR” Proposals 1–4.

Who Can Vote

You are entitled to vote at the Meeting if you were a shareholder of record at the close of business on Wednesday, June 6, 2018. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker, or other nominee that is one of our shareholders of record at the close of business on Wednesday, June 6, 2018, or which appear in the participant listing of a securities depository on that date. Shareholders whose ordinary shares in the Company are held in “street name” through a bank, broker, or other nominee will be able to either direct the registered record holder of their shares on how to vote such shares or to obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and vote such shares at the Meeting (or to appoint a proxy to do so).

Quorum

As of the close of business on the record date, Wednesday, June 6, 2018, we had 10,738,212 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on that date is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our outstanding number of ordinary shares. If a quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time, and place). At such adjourned meeting, the presence of any two shareholders in person or by proxy (regardless of the number of shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker, or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker on how to vote its shares, if the shareholder wants its shares to count toward the vote on a particular proposal.

Vote Required for Approval of Proposals 1–3

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of Proposals 1–3. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” the proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” the proposal.

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Vote Required for Approval of Proposal 4

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of Proposal 4. Furthermore, under the Companies Law, the approval of such proposal requires that either (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company. Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is required to notify us if he, she, or it has a Personal Interest in connection with this Proposal 4, as a condition for his or her vote to be counted for the required majority with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she, or it has a Personal Interest with respect to this Proposal 4, his, her or, its vote with respect to this Proposal 4 will be considered as having a Personal Interest in this Proposal 4, and his, her, or its vote will not be counted for the required majority for the approval of this Proposal 4. For this purpose, “Personal Interest” is defined as (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family, and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share cap capital or its voting rights, or has the right to appoint a director or chief executive officer; but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who in turn has a Personal Interest (excluding certain circumstances). If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a physical proxy card or voting instruction form, or by voting electronically, depending on your status as a shareholder, as described below.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials will be sent directly to you by our transfer agent. You can vote your shares by (i) attending the Meeting; (ii) completing, signing, and returning a proxy card; or (iii) voting through the internet by going to www.cstproxyvote.com to complete an electronic proxy card. The form of proxy card that was mailed to you and that can be completed, signed, and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person.

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the following website hosted by our transfer agent, Continental Stock Transfer & Trust Company, at http://www.cstproxy.com/arcturusrx/2018, and you may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our transfer agent via email at proxy@continentalstock.com or via fax to 212-509-5152. We reserve the right to require further identifying information from you if you submit your proxy card in this manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our offices, on the Meeting date by 6 a.m. Pacific Daylight Time, or unless our registrar and transfer agent receives it in the enclosed envelope, no later than 11:59 p.m. Eastern Daylight Time, on July 4, 2018.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee, or nominee, or by an agent hired by the broker, trustee, or nominee. Please complete the enclosed voting instruction form to direct your broker, trustee, or nominee on how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees, or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated in the enclosed voting instructions. All votes should be submitted by 11:59 p.m. Pacific Daylight Time on July 4, 2018 (or such earlier deadline as may be indicated in the enclosed voting instructions), in order to be counted toward the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the Meeting, and you must also present at the Meeting a brokerage or other account statement evidencing your ownership of your shares as of the record date.

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Completing Your Proxy Card or Voting Instruction Form

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you are a record shareholder and sign and return your proxy card without giving specific instructions with respect to the proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. If you sign and return your proxy card, the persons named as proxies will furthermore vote at their discretion on any other matters that may properly come before the Meeting. However, if you are a beneficial (“street”) owner of shares and do not specify how you want to vote in your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you do not indicate your voting instructions, and your broker does not exercise its voting discretion, the shares held by you will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the proposal. Such shares have no impact on the outcome of the voting on the proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter.

Revocation of a Proxy or Voting Instruction

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or a duly-executed proxy bearing a later date, or by voting in person at the Meeting. If you hold your shares in “street name,” please follow the enclosed instructions provided by your broker, trustee, or nominee (or its agent) in order to revoke or change your vote.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 14, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, June 17, 2018, at the registered Israeli offices of the Company (at the address provided above), from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. Israel time.

Voting Results

The final voting results will be tallied by the chairman or secretary of the Meeting based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

Availability of Proxy Materials

Copies of the notice of the Meeting as filed by us with the SEC on June 1, 2018, this Proxy Statement, the accompanying cover letter, and the proxy card for the Meeting are available at the following website hosted by our transfer agent, Continental Stock Transfer & Trust Company, http://www.cstproxy.com/arcturusrx/2018. The contents of that website are not a part of this Proxy Statement.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 6, 2018, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 6, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person. However, we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 10,738,212 ordinary shares outstanding as of June 6, 2018.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares..

	Ordinary Shares Beneficially Owned
5% or Greater Shareholders	Number	Percentage
Craig Willett(1)	866,342	8.1%
Bradley Sorenson(2)	692,392	6.4%
Amir Efrati, as portfolio manager of each of Brosh Capital Partners L.P. and Exodus Management Israel Ltd., which serves as the general partner of Brosh Capital Partners L.P.(3)	569,179	5.3%

Directors and Executive Officers
Joseph E. Payne(4)	1,465,097	13.6%
Padmanabh Chivukula	732,548	6.8%
Andy Sassine	217,196	2.0%
Peter Farrell	86,452	*
Magda Marquet	20,500	*
James Barlow	10,000	*
All directors and executive officers as a group (six persons)	2,531,783	23.0%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares

(1)	Based on a Schedule 13D filed with the SEC on February 7, 2018. Consists of (i) 108,282 Ordinary Shares held directly by Mr. Willett, (ii) 280,810 Ordinary Shares held by DUR Holdings, LC, (iii) 294,113 Ordinary Shares held by Phoenician Enterprises, Ltd., and (iv) 183,137 Ordinary Shares held by 6-W Discretionary Trust. Mr. Willett is the president of Elizann, Inc., which is the manager of DUR Holdings, LC, and therefore Mr. Willett may be deemed to have voting and investment power with respect to the securities held by DUR Holdings, LC. Mr. Willett is the general partner of Phoenician Enterprises, Ltd. and therefore may be deemed to have voting and investment power with respect to the securities held by Phoenician Enterprises, Ltd. Mr. Willett is the trustee of 6-W Discretionary Trust and therefore may be deemed to have voting and investment power with respect to the securities held by 6-W Discretionary Trust.

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(2)	Based solely, on a Schedule 13D filed with the SEC on May 24, 2018. Consists of (i) 658,366 Ordinary Shares, (ii) presently-exercisable options to purchase 7,669 Ordinary Shares, and (iii) call options to purchase an aggregate of an additional 26,357 Ordinary Shares. The shareholder may own additional shares that would not have been required to have been subsequently reported.

(3)	Based on a Schedule 13D filed with the SEC on April 30, 2018. Mr. Efrati as the portfolio manager of each of Brosh Capital Partners L.P. and Exodus Management Israel Ltd., an Israeli corporation, which serves as the general partner of Brosh and because of the Power of Attorney Agreement between him and two individuals, may be deemed the beneficial owner of the: (i) 453,863 Shares owned by Brosh; (ii) 33,185 Shares held in the Exodus Managed Account; and (iii) 82,131 Shares owned by such individuals. Mr. Efrati disclaims beneficial ownership of the Shares beneficially owned by Brosh, the Exodus Managed Account, and the two individuals.

(4)	Includes 366,274 Ordinary Shares which are subject to repurchase by the Company pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between Mr. Payne and the Company.

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PROPOSAL 1

AMENDING THE COMPANY’S ARTICLES OF ASSOCIATION

Background

According to our Articles of Association (the “Articles”), new directors can be appointed to the Board at an annual general meeting of shareholders (article 4.2.2) or by a Board resolution (article 4.2.3). In addition, the Articles provide that the number of directors can only be determined by an annual general meeting of shareholders (section 4.2.1). The Articles do not explicitly state that directors can be appointed by an extraordinary general meeting (as this Meeting), but section 4.2.11 of the Articles can be interpreted as enabling such appointment.

For the sake of certainty, and to enable Proposal 2 of the Meeting’s agenda (appointment of four directors to the Board and approving their remuneration), it is hereby proposed to amend the Articles so that it will clearly state that new directors to the Board can also be appointed by an extraordinary general meeting of shareholders, and that the number of directors of the Board can also be determined by an extraordinary general meeting of shareholders.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 1:

“RESOLVED, to amend articles 4.2.1 and 4.2.2 of the Articles of Association of the Company (the “Articles”), with immediate effect, so that the authority to determine the number of directors to the Board, as well as the authority to elect new directors to the Board is also provided – in any circumstances - to extraordinary general meetings of the shareholders of the Company. The proposed amendments to these articles shall come into effect upon the approval of this resolution by the Meeting, and are as follows (proposed changes are underlined):

“4.2.1 The number of Directors of the Company shall be determined from time to time by the Annual Meeting or an Extraordinary Meeting, provided that this shall not be fewer than 5 and not more than 11 Directors, including External Directors. The number of External Directors in the Company shall not be less than the number determined in the Companies Law.”

“4.2.2  Other than External Directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law), the Directors in the Company shall be elected at an Annual Meeting or at an Extraordinary Meeting and shall serve in their office until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is the earlier.”

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of Proposal 1

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PROPOSAL 2

APPOINTMENT OF FOUR DIRECTORS TO THE BOARD AND APPROVAL OF THEIR COMPENSATION TERMS

Background

In accordance with the terms of the Agreement and Release (as further described under Proposal 3), the Board has appointed on May 27, 2018, four new directors to the Board, Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow (all four of the: “2018 Directors”). Each one of the 2018 Directors was appointed after declaring in writing that he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his or her duties as a Director in Arcturus.

Although we do not require the shareholders’ approval for the appointment of the 2018 Directors, as they were duly appointed according to our Articles by the Board, we chose to bring their appointment for the shareholders’ approval, in order to receive the shareholders’ support and vote of confidence.

Under the Companies Law, the terms of service of directors, including payment of remuneration and insurance for their service, requires (except several exemptions) the approvals of the compensation committee, the Board, and the general meeting of shareholders.

The proposed terms of service will be similar to the terms of remuneration of the Resigning Directors (as the term is defined in Proposal 3), as detailed in Annex B of the Agreement (as the term is defined in Proposal 3), and shall include inclusion in the Company’s directors and officers insurance coverage. The 2018 Directors will also be entitled to travel and other expenses relating to their service as Board members.

The Board and the Compensation Committee have determined that the proposed compensation terms of the 2018 Directors are consistent with the Company’s remuneration policy.

Biographical information about the candidates is provided below.

About Dr. Peter Farrell

Dr. Peter Farrell is the founder, former long-term CEO and current Chairman of ResMed Inc. (NYSE:RMD). Dr. Farrell has been Chairman and a director of ResMed since 1989, when the company began as a management buyout of sleep technology from Baxter Healthcare. Peter was previously Foundation Director of the University of New South Wales (UNSW) Graduate School for Biomedical Engineering (1978-89) while simultaneously serving as Vice President of Research & Development for Baxter Healthcare in Tokyo (1984-89). Dr. Farrell served on the board of directors of NuVasive, Inc., a company focused on the surgical treatment of spine disorders. Dr. Farrell serves on the board of trustees of The Scripps Research Institute in La Jolla and is Chairman of the Boston-based POC NMR diagnostic company, WaveGuide. Dr. Farrell is a fellow or honorary fellow of several professional bodies, including the US National Academy of Engineering. He was inducted as 1998 San Diego Entrepreneur of the Year for Health Sciences, 2001 Australian Entrepreneur of the Year and 2005 US National Entrepreneur of the Year for Health Sciences. Peter was appointed to the Executive Council of the division of Sleep Medicine at Harvard Medical School in 1998, was appointed Vice Chairman in 2000 (2000-2010), became Chairman in 2010 and served in that capacity for three years. He is on various academic advisory boards including UCSD’s Jacobs School of Engineering, where he was named the 2012 Gordon Fellow, UCSD’s Rady Business School and the MIT Dean of Engineering’s Advisory Council. Peter holds a B.E. with honors in chemical engineering from the University of Sydney, an SM in chemical engineering from MIT, a PhD in bioengineering from the University of Washington, Seattle, and a DSc from UNSW for research which resulted in improved treatment for both hemodialysis and peritoneal dialysis patients.

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About Mr. Andy Sassine

Andy Sassine serves on the Board of Directors of Nasdaq listed ICAD Inc. and Nasdaq listed Gemphire Therapeutics, Inc.(GEMP). ICAD Inc. is a leading provider of advanced image analysis, workflow solutions and radiation therapy for early detection and treatment of cancer. Gemphire Therapeutics, Inc. is a clinical-stage biopharmaceutical company focused on delivering and commercializing therapies for the treatment of cardiovascular disease and Non-alcoholic steatohepatitis. He also is Chairman of the Board of privately held ComHear Inc., a digital audio software and device company. Mr. Sassine previously served on the board of Acorn Energy, Inc, CNS Response, Inc. and FluoroPharma Medical, Inc., (FMPI). Mr. Sassine served in various positions at Fidelity Investments from 1999 to 2012, including, most recently as Portfolio Manager. Between 2004 and 2011, he managed the Fidelity Small Cap Stock Fund, the Fidelity International Small Cap Opportunities Fund and the Fidelity Advisor International Small Cap Opportunities Fund. Mr. Sassine joined Fidelity as a high yield research analyst, covering the Telecommunications, Satellite, Technology, Defense and Aerospace, and Restaurant Industries and in 2001, joined the international group as a research analyst covering small and mid-cap international stocks. Prior to joining Fidelity, he served as a vice president in the Acquisition Finance Group at Fleet National Bank. Mr. Sassine has been a member of the Henry B. Tippie College of Business, University of Iowa Board of Advisors since 2009 and served on the Board of Trustees at the Clarke Schools for Hearing and Speech between 2009 and 2014. Mr. Sassine earned a Bachelor of Arts degree at the University of Iowa in 1987 and an MBA from the Wharton School at the University of Pennsylvania in 1993.

About Mr. James Barlow

James Barlow is a member of the Board of Directors of North American Health Care, Inc., a privately held company that provides contractual services to facilities specializing in post-acute care, subacute care, short and long-term rehabilitation, and skilled nursing in the United States. Mr. Barlow is a C-level financial executive with more than 30 years of experience leading teams in the successful strategic achievement of financial and operational goals, and expertise in domestic and international operations (5 continents, 23 countries), financial planning, forecasting and reporting, restructurings, business development and integrations, treasury and investor relations. As an Executive Officer (Principal Accounting Officer) at Allergan, Inc., he oversaw financial due diligence, integration and structuring for more than 100 asset purchases, sales, business combinations and licensing transactions, the spin-off of Advanced Medical Optics, the $3.3 billion acquisition of Inamed and more than $4.5 billion in other transactions. He ensured consistent application of corporate policies and procedures and alignment with global reporting and corporate compliance requirements, made recommendations globally to improve financial operations and participated in robust financial planning/forecasting activities.

About Dr. Magda Marquet

Dr. Magda Marquet is the co-founder and co-CEO of Alma Life Sciences, an investment and consulting firm with a portfolio of over twenty companies in the areas of diagnostics, digital health and pharmaceuticals, Chairman and co-Founder of Althea, an Ajinomoto company, and Co-founder of AltheaDx, a precision medicine company. She has three decades of experience in the biotechnology industry in the US and Europe. Prior to starting Althea, Dr. Marquet held management positions at Vical Inc., Amylin Pharmaceuticals, Protein Polymer Technologies, Syntro Corporation and Transgene. She currently serves as a Board member for Sente, Independa and Portable Genomics. She is also co-Chairman of the Advisory Board of MD Revolution. Dr. Marquet was Chairman of BIOCOM (2013-2014) and is Chair of the Board of Visitors of the UCSD Moores Cancer Center. She serves as a Director of the Economic Development Corporation (EDC-Executive Committee) and of the Kyoto Symposium Organization. She is also a member of the UCSD Biological Sciences Dean Leadership Council and an advisor for the Chopra Foundation. Dr. Marquet holds a Ph.D in Biochemical Engineering from INSA/University of Toulouse, France. Dr. Marquet has received numerous awards throughout her career including the 2005 Regional Ernst&Young Entrepreneur of the Year Award in the Life Sciences category, the Athena Pinnacle Award and the Exemplary Service Award from the San Diego Business Journal. She is the first woman inducted in the Connect Entrepreneur Hall of Fame (2016) and the Director of the Year Award recipient (2016-Corporate Governance) from the Corporate Directors Forum.

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Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 2:

“RESOLVED, further to the approval of Proposal 1 of the agenda, or if not approved then pursuant to article 4.2.11 of the Articles, to approve the appointments of Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow (all four of the: “2018 Directors”) as directors to the Board, and to approve the payment of remuneration to each of the 2018 Directors and their inclusion in the Company’s directors and officers insurance coverage, both as provided in Proposal 2.”;

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of Proposal 2

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PROPOSAL 3

APPROVAL OF THE EXECUTION OF AN AGREEMENT AND RELEASE BY THE COMPANY, AND THE PERFORMANCE OF THE COMPANY’S OBLIGATIONS THEREUNDER

Background and Description of the Agreement

As announced by the Company on May 29, 2019, the Company entered on May 27, 2018, into an Agreement and Release (the “Agreement”) by and among the Company, Arcturus Therapeutics, Inc., a wholly-owned subsidiary of the Company (“THI”), Stuart Collinson (“Collinson”), Craig Willett (“Willett”), Daniel Geffken (“Geffken”), David Shapiro (“Shapiro” and with Collinson, Willett, and Geffken, the “Resigning Directors”)), Joseph Payne (“Payne”), Padmanabh Chivukula (“Chivukula”), Mark Herbert (“Herbert”), and Rebecque Laba (“Laba”).

Pursuant to the Agreement, the Company agreed to reschedule the extraordinary meeting of shareholders that was scheduled to be held on June 25, 2018, to a later date (the “2018 EGM”), and to include a resolution at the 2018 EGM to approve the execution and performance by the Company of the Agreement. Payne, Chivukula, and the Resigning Directors also agreed not to (i) submit any other resolutions for approval at the 2018 EGM (other than those described in the Agreement), or (ii) initiate, encourage, or participate in any “vote no,” “withhold,” or similar campaign with respect to the 2018 EGM.

The Agreement became effective on May 27, 2018 (the “Effective Date”), upon delivery by Payne of irrevocable undertakings from Payne, Chivukula, the 2018 Directors, and other shareholders of the Company collectively holding approximately 52.81% of the Company’s issued share capital (including all vested options exercisable prior to July 3, 2018), providing for the irrevocable proxy to participate at the 2018 EGM and to vote all of their shares to approve the execution and performance by the Company of the Agreement. The Agreement was approved by the Israeli District Court on May 28, 2018, upon a joint motion for validation of the Agreement.

In addition, pursuant to the Agreement, on the Effective Date, (i) the Resigning Directors resigned from the Board and from any other position in the Company and THI; (ii) the 2018 Directors were appointed as members of the Board, in each case pursuant to a unanimous written consent of the Board executed pursuant to the Companies Law and the Company’s Articles of Association; and (iii) Herbert and Laba (the “Resigning Officers”) resigned as employees and officers of the Company and THI.

Pursuant to the Agreement, within two business days of the Effective Date, the parties to the Agreement agreed to dismiss with prejudice the following lawsuits: (i) Joseph Payne v. Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Padmanabh Chivukula, Mark R. Herbert, and Arcturus Therapeutics Ltd., the Tel Aviv-Jaffa District Court of Israel, Civil Case 55916-02-18; (ii) Arcturus Therapeutics Ltd. and Arcturus Therapeutics, Inc. v. Joseph E. Payne, Superior Court of California, San Diego, Case No. 37-2018-00015271-CU-BC-CTL; (iii) Arcturus Therapeutics, Inc. v. Joseph E. Payne, Peter Farrell, Andy Sassine, Bradley Sorenson, James Barlow, and Does 1 through 100, United States District Court, Southern District of California, Case No. 18-cv-766-MMA(NLS); (iv) Arcturus Therapeutics, Inc. vs. Chivukula, Padmanabh, JAMS – Arbitrator Charles H. Dick, REF# 1240023152; and (v) Arcturus Therapeutics Ltd. v. the Justice Ministry – the Official Receiver, the Tel Aviv-Jaffa District Court of Israel, Civil Case 31074 05 18 (Collectively, the lawsuits identified in (i) through (iv) the (“Pending Litigation”).

The Company, on behalf of itself and its shareholders, directors, officers, employees, and representatives, agreed that it will not, and will not permit any of its controlled affiliates to, take any action to challenge the enforceability of the Agreement or to take any action to circumvent the intention of the parties to the Agreement to end the Pending Litigation without any liability to the Resigning Directors, Payne, Chivukula, and their heirs, executors successors, assigns, trustees, beneficiaries, and predecessors.

The Company agreed to pay accrued approved director fees to the non-employee directors, to continue to pay the Resigning Officers their base salaries until three business days following the 2018 EGM (“Salary Continuation”), to pay Herbert a severance payment equal to ½ of his annual base salary less the Salary Continuation amount, to pay Laba a severance payment equal to ¼ of her annual base salary less the Salary Continuation amount, and to pay for certain health insurance coverage premiums of the Resigning Officers. The Company also agreed to vest the unvested shares of restricted stock owned by one Resigning Director.

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Pursuant to the terms of the Agreement, the Company agreed to maintain in effect the Company’s existing directors’ and officers’ insurance policies on the same or better terms. Additionally, the Company agreed to purchase a directors and officers “tail” insurance policy covering all current and former directors and officers for any acts or events occurring prior to the Effective Date for a period of at least six years, as further set out in the Agreement. The Company agreed that such directors and officers liability coverage to be purchased shall be on the same terms, conditions, and amounts as the Company’s existing directors and officers liability policy in effect as of the Effective Date.

The Company also agreed to reimburse each of Payne and Chivukula for all of their respective reasonable fees and expenses incurred by them in connection with the Pending Litigation and the entry into the Agreement. As provided to the Company by Payne and Chivukula, their combined aforesaid fees and expenses are a total of approximately USD 1,360,000, in addition to any taxes that might be payable in connection therewith.

Each of the Company, Payne and Chivukula, the Resigning Directors and the Resigning Officers, on behalf of themselves and their related parties, released each other from certain claims arising prior to the Effective Date, as further set forth in section 11 of the Agreement

The foregoing description of the Agreement is not complete and is subject to, qualified in its entirety by, and should be read in conjunction with the full text of the Agreement, the form of which is filed as Exhibit A to this Proxy Statement and incorporated herein by reference.

As described above, the Company undertook that it shall include a resolution at the 2018 EGM to approve the execution and performance by the Company of the Agreement. Accordingly, and according to the provisions of the Companies Law and the regulations promulgated thereunder, the Agreement is brought for the approval of the Arcturus shareholders.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting as one proposal, pursuant to this Proposal 3:

“RESOLVED, to approve the execution of the Agreement by the Company, and the performance of the Company’s obligations thereunder, in their entirety, including, without limitation:

1.	Approval of grant by the Company of releases to each of Collinson, Willett, Geffken, and Shapiro; to Herbert and Laba; and to Payne and Chivukula (all as provided in section 11(c) and (e) of the Agreement); and

2.	Approval of the dismissal of all Pending Litigation (as defined in the Agreement) with prejudice; and

3.	Approval of the payment of remuneration of compensation to the Resigning Directors and to Payne, with respect to cash fees paid and to be paid for their service as directors to the Board for the period preceding the Effective Date of the Agreement (as set forth in Annex B to the Agreement); and

4.	Approval of the vesting of all unvested shares of restricted stock owned by the Resigning Directors and described in Annex A to the Agreement, to be accelerated in full as of the Effective Date; and

5.	Approval of the purchase by the Company of a “tail” directors and officers insurance policy covering all current and former directors and officers for any acts or events occurring prior to the Effective Date of the Agreement for a period of at least six years, subject to the terms of the Agreement; and

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6.	Approval of reimbursement of Payne and of Chivukula for any reasonable legal and other costs and expenses incurred by either of them in pursuing dismissal of the Pending Litigation (as defined in the Agreement) and the entry into the Agreement.

7.	Approval of the obligation of the Company, on behalf of itself, its shareholders and other related parties of the Company, not to take any action to challenge the enforceability of the Agreement or any action to circumvent the parties intention to end the Pending Litigation (all as set forth in section 2(e)(v) of the agreement and subject to it).”

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of Proposal 3

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PROPOSAL 4

APPROVAL OF TERMS OF COMPENSATION GRANTED TO FORMER INTERIM PRESIDENT MR. MARK HERBERT

Background

As further described in Proposal 3, the Company’s obligations under the Agreement in regard to Mr. Mark Herbert (“Herbert”) include, without limitation:

•	Payment of base salary until three (3) business days following the 2018 EGM Salary, as provided in section 3(c) of the Agreement, which equals approximately USD 36,000 (the “Salary Continuation”);

•	Payment of certain health insurance coverage premiums (COBRA payment), as provided in section 3(f) of the Agreement;

•	Payment of a severance grant equal to ½ of his annual base salary less the Salary Continuation amount, which equals approximately USD 117,000;

•	Acceleration of a portion of the options held by Herbert (as provided in section 3(h) of the Agreement);

•	Herbert’s inclusion in the “tail” insurance that shall be purchased by the Company (as provided in section 2(e)(i) of the Agreement); and

•	Grant of release (as provided in section 11(c) and (e) of the Agreement).

The obligations of the Company in regard to Herbert under the Agreement shall be referred to as “Terms of Compensation”

Under the Companies Law, approval of a transaction of a company with its president (or any similar position titled differently, such as CEO), or approval of the terms of service3 of a president, including a retiring president, such as the Terms of Compensation, requires the approvals (excluding specific circumstances) of the compensation committee, the board of directors, and a special majority of the general meeting of shareholders of the company. The special majority requirements are described above under “Vote Required for Approval of the Proposal 4.”

Therefore, due to the fact that approval of the Terms of Compensation requires the approval of the shareholders by a special majority, the Terms of Compensation are brought for the approval of the shareholders under a separate proposal—this Proposal 4.

Proposed Resolution

“RESOLVED, to approve the Terms of Compensation of Herbert (as provided in Proposal 4 and in the Agreement).”

Recommendation

The Board recommends to the Company’s shareholders to vote in favor of Proposal 4

_____________________

3 Under the Companies Law, “terms of service” include, among other things, remuneration, grant of release, insurance, severance grants, and any other benefit or payment granted to the president.

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OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than the agenda items specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 14, 2018 is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website: http://ir.arcturusrx.com/investor-relations.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Company shareholders who would like additional copies, without charge, of this proxy statement, or such shareholders who have questions about Proposals on the agenda, including the procedures for voting Company shares, should contact the Company’s investor relations team at 858-900-2666 or by email at IR@ArcturusRx.com.

By order of the Board of Directors /s/ Peter Farrell Chairman of the Board of Directors

San Diego, California

June 14, 2018

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EXHIBIT A

FORM OF

AGREEMENT AND RELEASE

This Agreement and Release (this “Agreement”) is made and entered into as of the Agreement Date (defined below), by and among Arcturus Therapeutics Ltd. (the “Company”), Arcturus Therapeutics, Inc., a wholly-owned subsidiary of the Company (“THI”), Stuart Collinson (“Collinson”), Craig Willett (Willett”), Daniel Geffken (“Geffken”), David Shapiro (“Shapiro”), Joseph Payne (“Payne”), Padmanabh Chivukula (“Chivukula”), Mark Herbert (“Herbert”) and Rebecque Laba (“Laba”) (each a “Party” to this Agreement, and together, they are referred to the “Parties”). This date of this Agreement is the last date this Agreement is signed by the respective Parties (the “Effective Date”).

RECITALS

WHEREAS, the Parties are currently engaged in the following lawsuits: (i) Joseph Payne v. Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Padmanabh Chivukula, Mark R. Herbert and Arcturus Therapeutics Ltd., the Tel-Aviv-Jaffa District Court of Israel, Civil Case 55916-02-18; (ii) Arcturus Therapeutics Ltd.; Arcturus Therapeutics, Inc. v. Joseph E. Payne, Superior Court of California, San Diego, Case No. 37-2018-00015271-CU-BC-CTL; (iii) Arcturus Therapeutics, Inc. v. Joseph E. Payne; Peter Farrell; Andrew Sassine; Bradley Sorenson; James Barlow; and Does 1 through 100, United States District Court, Southern District of California, Case No. 18-cv-766-MMA(NLS); (iv) Arcturus Therapeutics, Inc. vs. Chivukula, Padmanabh, JAMS – Arbitrator Charles H. Dick, REF# 1240023152; and (v) Arcturus Therapeutics Ltd. v. the Justice Ministry – the Official Receiver, the Tel-Aviv-Jaffa District Court of Israel, Civil Case 31074-05-18 (Collectively, the lawsuits identified in (i) through (iv) the “Pending Litigation.”)

WHEREAS, as of the date hereof, the Parties have determined to come to an agreement with respect to implementing a change to the composition of the Board of Directors of the Company (the “Board”) and certain other matters which they believe are in the best interests of the Company and its shareholders, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.                  Delivery of Irrevocable Undertakings; Dismissal of Litigation.

(a)               This Agreement shall come into effect on the Effective Date hereof, contingent only upon Payne, through its Israeli counsel, providing the Company, through its Israeli counsel, Irrevocable Undertakings (defined below) executed by the Necessary Majority (defined below) (the “Condition Precedent”). The Company’s Israeli counsel shall confirm the performance of the Condition Precedent.

(b)               Within two (2) business days of the Effective Date, the Parties will dismiss all Pending Litigation with prejudice.

2.                  Corporate Matters; Other Covenants and Agreements.

(a)               Board Appointments. Effective as of the Effective Date, and subject to the execution of the Condition Precedent, each of Mr. Peter Farrell, Mr. Andrew Sassine, Mrs. Magda Marquet and Mr. James Barlow (the “2018 Nominees”), be and they hereby are appointed as directors to the Board. Concurrently with the execution of this Agreement, Collinson, Willett, Geffken, Shapiro and Payne, constituting all of the members of the Board, are executing the unanimous written consent of the Board, attached as Exhibit A, appointing the 2018 Nominees as directors to the Board pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), and the Company’s articles of association (the “AoA”).

(b)               Board Resignations. Effective as of and contingent upon the Effective Date, and subject to the execution of the Condition Precedent, each of Collinson, Willett, Geffken and Shapiro (the “Resigning Directors”), hereby resign as a member of the Board and from any other position in the Company and/or as a member of the board of THI.

(c)               Officer Resignations. Effective as of and contingent upon the Effective Date, and subject to the execution of the Condition Precedent, each of Herbert and Laba (the “Resigning Officers”), hereby resign as employees and officers of the Company and THI.

(d)               Matters for Shareholder Approval. The Company shall take all necessary action to reschedule the 2018 extraordinary meeting of shareholders for a date that is thirty-seven (37) days after the Effective Date (or, if such date is not a business day, the next business day). The Company agrees that, as part of such 2018 extraordinary meeting of shareholders (the “2018 EGM”), it will bring a resolution to approve the execution by the Company of this Agreement and the performance of the Company’s obligations thereunder, in their entirety (“Shareholders Matters Approval”). Without derogating from the generality of the foregoing, the Shareholders Matters Approval shall include, without limitation, the grant of the Company’s Releases (as provided in section 11(c) below). The Company will not take any action to delay, defer, postpone or adjourn such 2018 EGM or the approval of the matters subject to the Shareholders Matters Approval, except as required by the Israeli Companies Law.

(e)               Other Covenants and Agreements.

(i)                 (x) From and after the Effective Date, the Company shall continue to maintain directors and officers insurance covering all current and former directors and officers for any acts or events occurring prior to the Effective Date for a period of at least six years.  Such directors and officers liability coverage maintained shall be on the same or better terms, conditions and amounts as the Company’s existing directors and officers liability policy in effect as of the Effective Date.  Proof of coverage shall be provided to such directors and officers upon their written request. (y) In addition, the Company shall purchase or shall cause to be purchased, within 30 (thirty) days of the Effective Date, directors and officers “tail” insurance covering all current and former directors and officers for any acts or events occurring prior to the Effective Date for a period of at least six years.  Such directors and officers liability coverage purchased shall be on the same terms, conditions and amounts as the Company’s existing directors and officers liability policy in effect as of the Effective Date.  The cost of such tail coverage shall not exceed 300% of the current annual premium for the existing directors and officers insurance; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Proof of coverage shall be provided to such directors and officers upon their written request.

(ii)              Payne and Chivukula each agree that he will not, and that each agree that he will not permit any of his designees or controlled affiliates to, (A) submit any proposal for consideration at, or bring any other business before, the 2018 EGM, directly or indirectly, other than the Shareholders Matters Approval or any other resolution which is related to the reimbursement or remuneration of Payne, Chivukula or the 2018 Nominees, or (B) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2018 EGM, directly or indirectly. Neither Payne nor Chivukula will publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 2(d)(ii).

(iii)            The Resigning Directors each agree that he will not, and that each agree that he will not permit any of his designees or his controlled affiliates to, (A) submit any proposal for consideration at, or bring any other business before, the 2018 EGM, directly or indirectly, other than the Shareholders Matters Approval, or (B) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2018 EGM, directly or indirectly; provided that nothing in this Section 2(d)(iii) shall be deemed to require that a Resigning Director vote for any proposal on the agenda for the 2018 EGM. None of the Resigning Directors will publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 2(d)(iii).

(iv)             Payne, Chivukula, and the Resigning Directors shall each use their reasonable best efforts to solicit and receive from shareholders of the Company irrevocable undertakings, in a form identical to Exhibit B hereto, providing for the irrevocable proxy to participate at the 2018 EGM and vote all of their shares in favor of the Shareholders Matters Approval (the “Irrevocable Undertaking”). By the Effective Date Payne, Chivukula, and the Resigning Directors shall obtain such Irrevocable Undertakings from shareholders of the Company holding at least that number of ordinary shares that represents 50.01% of the Company’s issued share capital (including, for this purpose, all options that are vested and may be exercised by the record date of the 2018 EGM) (the “Necessary Majority”). The Necessary Majority will include, but not be limited to, all of the ordinary shares of: (i) Payne; (ii) Chivukula (for the avoidance of doubt, Mr. Herbert, the Company’s interim President, will also provide an Irrevocable Undertaking with respect to the ordinary shares held by Chivukula that are subject to a voting trust agreement); (iii) the 2018 Nominees; (iv) each of the Resigning Directors; and (v) each of the Resigning Officers. The cap table showing the number of shares held by each of the Company’s shareholders is attached as Exhibit C, shall be used for the purpose of determining the shareholding of each of the Company’s shareholders signing an Irrevocable Undertaking.

(v)               The Company, on behalf of itself and its shareholders, directors, officers, employees and representatives, hereby agrees that it will not, and will not permit any of its controlled affiliates to, take any action to challenge the enforceability of this Agreement or to take an action to circumvent the parties intention to end the Pending Litigation without any liability to the Resigning Directors, Payne, Chivukula and their heirs, executors successors, assigns, trustees, beneficiaries, and predecessors.

(vi)             On or prior the date that is three (3) business days following the 2018 EGM, the Company and/or THI, jointly and severally, shall promptly reimburse Payne and Chivukula for all reasonable fees and expenses incurred by Payne and Chivukula in connection with the Pending Litigation and the entry into this Agreement.

3.                  Resigning Directors’ and Officers’ Compensation and Agreements.

(a)       The vesting of all unvested shares of restricted stock owned the Resigning Directors and described on Annex A shall be accelerated in full as of the Effective Date.

(b)       On or prior to the date that is three (3) business days following the 2018 EGM, the Company shall, or shall cause THI to, pay the accrued Board of Director fees previously approved by the Board to the non-employee members of the Board, which are set forth on Annex B.

(c)       Between the Effective Date and the date that is three (3) business days following the 2018 EGM (the “Salary Continuation Period”), the Company shall, or shall cause THI to, continue to pay the Resigning Officers their base salaries, as in effect as of the Effective Date, less standard payroll deductions and withholdings.

(d)       On or prior to the date that is three (3) business days following the 2018 EGM, the Company shall, or shall cause THI to, pay Herbert the amount that is equal to (x) one-half (1/2) of his annual base salary, as in effect as of the Effective Date less (y) the amount paid to Herbert pursuant to Section 3(c) of this Agreement, less standard payroll deductions and withholdings, in one lump sum payment.

(e)        On or prior to the date that is three (3) business days following the 2018 EGM, the Company shall, or shall cause THI to, pay Laba the amount that is equal to (x) one-quarter (1/4) of her annual base salary, as in effect as of the Effective Date less (y) the amount paid to Laba pursuant to Section 3(c) of this Agreement, less standard payroll deductions and withholdings, in a lump sum payment.

(f)       If Herbert timely elects continued coverage under COBRA, the Company shall, or shall cause THI to, pay his COBRA group health insurance premiums for him and his eligible dependents, if applicable, until the earliest of: (a) December 1, 2018, (b) the expiration of his eligibility for the continuation coverage under COBRA, or (c) the date when he becomes eligible for new health insurance coverage in connection with new employment (such period from the Effective Date through the earliest of (a) through (c), the “Herbert COBRA Payment Period”). If Herbert becomes eligible for health insurance coverage under another employer's group health plan, or if he otherwise ceases to be eligible for COBRA coverage, he must immediately notify the Company, and the Company’s obligation to pay COBRA premiums under this Section 3(f) shall cease. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA payments without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide Herbert with taxable monthly payments in an amount equal to the premium amount for the first month of his COBRA coverage, and such monthly payments shall be made through the remainder of the Herbert COBRA Payment Period.

(g)       If Laba timely elects continued coverage under COBRA, the Company shall, or shall cause THI to, pay her COBRA group health insurance premiums for her and her eligible dependents, if applicable, until the earliest of: (a) September 1, 2018, (b) the expiration of her eligibility for the continuation coverage under COBRA, or (c) the date when she becomes eligible for new health insurance coverage in connection with new employment (such period from the Effective Date through the earliest of (a) through (c), the “Laba COBRA Payment Period”). If Laba becomes eligible for health insurance coverage under another employer's group health plan, or if she otherwise ceases to be eligible for COBRA coverage, she must immediately notify the Company, and the Company’s obligation to pay COBRA premiums under this Section 3(g) shall cease. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA payments without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide Laba with taxable monthly payments in an amount equal to the premium amount for the first month of her COBRA coverage, and such monthly payments shall be made through the remainder of the Laba COBRA Payment Period.

(h)        Under the terms of the stock option agreements for the Resigning Officers, and the applicable plan documents, except as expressly set forth in this Section 3(h), vesting of the Resigning Officers’ outstanding stock awards will cease as of the Effective Date; provided that, the vesting of a portion of each such outstanding stock option held by Herbert shall be accelerated such that the number of shares subject to such stock option that are deemed vested as of the Effective Date shall represent that number of shares that would have been vested had Herbert’s continuous service to the Company or THI continued until December 1, 2018.

(i)       All ordinary shares of the Company that are held by the Resigning Directors or their affiliates as of the Effective Date are described on Annex C. From the date hereof and through the date that is 150 days from the Effective Date, none of the Resigning Directors or any of their affiliates (and any person acting on behalf of or in concert with the Resigning Directors or any of their affiliates) will acquire, agree to acquire, propose, seek or offer to acquire, any securities or assets of the Company or any of its subsidiaries, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities.

(j)       During the period that begins on the Effective Date and ends on the five (5) year anniversary of the Effective Date, the Resigning Directors and the Resigning Officers agree that, to the extent they or their controlled affiliates (and any person acting on behalf of or in concert with the Resigning Directors, the Resigning Officers or any of their affiliates) continue to hold any Company securities, (whether owned as of the date hereof or acquired after the date hereof) they will do so only for investment purposes and they will not (and they will ensure that their affiliates (and any person acting on behalf of or in concert with him or any affiliate) will not), directly or indirectly, without the prior written consent of the Company (i), enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its subsidiaries, (ii) make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company, (iii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any voting securities of the Company, (iv) call, request the calling of, or otherwise seek or assist in the calling of an extraordinary meeting of the shareholders of the Company, (v) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company, (vii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (vii) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing. For the avoidance of doubt, nothing in this Section 3(j) shall be deemed to prohibit the Resigning Directors or Resigning Officers from voting or disposing of their Company securities.

(k) During the period that begins on the Effective Date and ends on the two (2) year anniversary of the Effective Date, the Resigning Directors and Resigning Officers agree not to initiate or maintain contact (except for those contacts made in the ordinary course of business) with any individual or entity known to them to be an officer, director, or employee of the Company or any customer, supplier, licensor, licensee, business partner or any similar person regarding the business or operations of the Company.

(l)       During the period that begins on the Effective Date and ends on the two (2) year anniversary of the Effective Date, the Resigning Directors and the Resigning Officers will not, directly or indirectly, solicit for employment or hire any individual known to them to be an officer or employee of the Company or any of its subsidiaries; provided that this Section 3(l) shall not prohibit a Resigning Director or Resigning Officer from soliciting or hiring any person who responds to a general advertisement or solicitation, including but not limited to advertisements or solicitations through trade publications or organizations, periodicals, internet recruiting or database sites, jobs boards, or recruiting or employment agencies, not specifically directed at employees of the Company or its subsidiaries.

(m)       During the period that begins on the Effective Date and ends on the two (2) year anniversary of the Effective Date, each of the Parties agrees, and in the case of the Company, it agrees to instruct its officers and directors, not to disparage the other Parties or their respective officers, directors, employees, business operations, shareholders and agents, as applicable, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that each Party may respond accurately and fully to any question, inquiry or request for information when required by legal process.

4.                  No Admission of Liability. This Agreement is being entered into for the purpose of avoiding further litigation, uncertainty, controversy, and legal expense. This Agreement reflects the Parties’ compromise and settlement of all differences, disagreements, and disputes arising out of or relating to the Parties’ respective rights and obligations, including but not limited to the Pending Litigation. No part of this Agreement constitutes, or shall be deemed to constitute, in any way an admission, concession, or recognition by any of the Parties, or any of their parents, subsidiaries or affiliates, of any liability or that they have committed a violation of any law or engaged in any wrongdoing or improper conduct. This Agreement, its provisions, and all related drafts, communications, and discussions, cannot be construed as or deemed to be evidence of an admission or concession by any of the Parties of any wrongdoing, and cannot be offered or received into evidence or requested in discovery in any action or proceeding (including, but not limited to any civil, criminal, or administrative proceeding) as evidence of an admission, concession, or presumption regarding such matters.

5.                  Representations and Warranties of the Company. The Company represents and warrants that, except with respect to the matters which are subject to the Shareholders Matters Approval, (a) it has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

6.                  Representations and Warranties of the Individuals. Each of Payne, Chivukula and each of the Resigning Directors and Resigning Officers represents and warrants that (a) his authorized signatory set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind him or her thereto, (b) this Agreement has been duly authorized, executed and delivered by him or her, and is a valid and binding obligation of his, enforceable against him or her in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by him or her does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or her, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which he or she is a party or by which it is bound.

7.                  Press Release; Form 6-K. Upon the execution of this Agreement, the Company shall issue a mutually agreeable press release announcing this Agreement in the form attached hereto as Exhibit D. Prior to the Effective Date, none of the Parties shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement. No later than four (4) business days following the execution of this Agreement, the Company shall file a Current Report on Form 6-K with the Securities and Exchange Commission reporting entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto.

8.                  Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each Party shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof (the “Moving Party”), and the other Parties hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 8 is not the exclusive remedy for any violation of this Agreement.

9.                  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

10.              Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally, (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated), or (c) two business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same, and receipt is timely confirmed by such delivery service. The addresses for such communications shall be:

If to the Company and THI:

Arcturus Therapeutics Ltd.

10628 Science Center Drive, Suite 250

San Diego, CA 92121

If to the Resigning Directors or Resigning Officers:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121
Attention: Tom Coll, Esq.
E-mail: tcoll@cooley.com

If to Payne:

Joseph Payne
15907 Atkins Place
San Diego, CA 92127

with a copy (which shall not constitute notice) to:

Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020-1089
Email: jeffrey.baumel@dentons.com
Attention: Jeffrey A. Baumel, Esq.

If to Chivukula:

Padmanabh Chivukula
1325 Pacific Highway, Unit 2803
San Diego, CA 92101Pad

with a copy (which shall not constitute notice) to:

Sharir, Shiv & Co. Law Offices
24 Raoul Wallenberg St., Ziv Towers, Building D, POB 58140
Tel-Aviv 6158002, Israel
Email: yoram@sask.co.il
Attention: Yoram Shiv

11.            Mutual Releases.

(a)               Releases by Payne and Chivukula. Payne and Chivukula on behalf of themselves and, to the extent within his control, each of their heirs, executors successors, assigns, trustees, beneficiaries, and predecessors (the “Payne & Chivukula Releasors”) hereby do fully, unconditionally and irrevocably release and forever discharge, and covenant not to assert, sue or take any steps to further, any claim, action or proceeding against the Company, its subsidiaries, and all of their past and present affiliates, associates, officers, directors (including the Resigning Directors and Resigning Officers), members, partners, managers, employees, heirs, executors, representatives, investors, agents, advisors, attorneys, successors, assigns, trustees, beneficiaries, predecessors, and principals (the “Company Releasees”), and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, foreseen or unforeseen, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, fixed or contingent, accrued or unaccrued, apparent or unapparent, including Unknown Claims (as defined below), that are, have been, could have been, or could now be, asserted in any court, tribunal or proceeding (including, but not limited to, any shareholder derivative claims for, based upon or arising out of any actual or alleged breach of fiduciary or other duty, negligence, fraud or misrepresentation, or any other claims based upon or arising under any federal, state, local, foreign, statutory, regulatory, common, or other law or rule, which shall be deemed to include but is not limited to any federal or state securities, antitrust, or consumer protection laws, whether or not within the exclusive jurisdiction of the federal courts or Israeli courts), whether legal, equitable, or any other type, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Payne & Chivukula Releasors have, had or may have against the Company Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement, except that the foregoing release does not release any rights and duties under this Agreement or any claims the Payne & Chivukula Releasors may have for the breach of any provisions of this Agreement. For the avoidance of any doubt, the release provided in this Section 11(a) shall not be deemed to prohibit any of the Payne & Chivukula Releasors from seeking reimbursement from the Company for any expenses (including legal expenses) incurred by the Payne & Chivukula Releasors in connection with, or related to, the Pending Litigation or the negotiation and execution of this Agreement.

(b)       Releases by Resigning Directors and Officers. Each of the Resigning Directors and Resigning Officers, on behalf of themselves and, to the extent within his control, each of their heirs, executors predecessors, successors, assigns, trustees, beneficiaries, predecessors, and principals (the “Resigning Director and Officer Releasors”), hereby do fully, unconditionally and irrevocably release and forever discharge, and covenant not to assert, sue or take any steps to further, any claim, action or proceeding against the Company, its subsidiaries, and all of their past and present affiliates, associates, officers, directors (including Payne and Chivukula), members, partners, managers, employees, heirs, executors, representatives, investors, agents, advisors, attorneys, successors, assigns, trustees, beneficiaries, predecessors, and principals (the “Company, Payne & Chivukula Releasees”), and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, foreseen or unforeseen, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, fixed or contingent, accrued or unaccrued, apparent or unapparent, including Unknown Claims (as defined below), that are, have been, could have been, or could now be, asserted in any court, tribunal or proceeding (including, but not limited to, any shareholder derivative claims for, based upon or arising out of any actual or alleged breach of fiduciary or other duty, negligence, fraud or misrepresentation, or any other claims based upon or arising under any federal, state, local, foreign, statutory, regulatory, common, or other law or rule, which shall be deemed to include but is not limited to any federal or state securities, antitrust, or consumer protection laws, whether or not within the exclusive jurisdiction of the federal courts or Israeli courts), whether legal, equitable, or any other type, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Resigning Director and Officer Releasors have, had or may have against the Company, Payne & Chivukula Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement, except that the foregoing release does not release any rights and duties under this Agreement or any claims the Resigning Director or Officer Releasors may have for the breach of any provisions of this Agreement.

(c)               Releases by the Company.

(i)                 The Company, on behalf of itself and, to the extent within its control, its subsidiaries, affiliates, associates, officers, directors, employees, members, managers, partners, trustees, beneficiaries, predecessors, and principals (the “Company Releasors”), hereby do fully, unconditionally and irrevocably release and forever discharge, and covenants not to assert, sue or take any steps to further any claim, action or proceeding against the Resigning Directors and Resigning Officers and their heirs, executors, representatives, investors, agents, attorneys, advisors, predecessors, successors, assigns, trustees, beneficiaries and principals (the “Resigning Directors and Officers Releasees”) and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, foreseen or unforeseen, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, fixed or contingent, accrued or unaccrued, apparent or unapparent, including Unknown Claims, that are, have been, could have been, or could now be, asserted in any court, tribunal or proceeding (including, but not limited to, any claims based upon or arising under any federal, state, local, foreign, statutory, regulatory, common, or other law or rule, which shall be deemed to include but is not limited to any federal or state securities, antitrust, or consumer protection laws, whether or not within the exclusive jurisdiction of the federal courts or Israeli courts), whether legal, equitable, and whether direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Company Releasors have, had or may have against the Resigning Directors and Officers Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement, except that the foregoing release does not release any rights and duties under this Agreement or any claims any of the Company Releasors may have for the breach of any provisions of this Agreement.

(ii)              The Company Releasors hereby do fully, unconditionally and irrevocably release and forever discharge, and covenants not to assert, sue or take any steps to further any claim, action or proceeding against the Payne & Chivukula Releasors and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description arising in connection with the Pending Litigation.

(d)               Transfer and Assignment. Each of the Parties represents and warrants that it has not heretofore transferred or assigned, or purported to transfer or assign, to any person or entity, any claims, demands, obligations, losses, causes of action, damages, penalties, costs, expenses, attorneys’ fees, liabilities or indemnities herein released.

(e)               No Limitations on Releases. The Parties waive any and all rights (to the extent permitted by Israeli law, the state and federal laws of the United States, principles of common law or any other law) which may have the effect of limiting the releases as set forth in this Section 11. Without limiting the generality of the foregoing, the Parties acknowledge that there is a risk that the damages which they believe they have suffered or will suffer may turn out to be other than or greater than those now known, suspected, or believed to be true. In addition, the cost and damages they have incurred or have suffered may be greater than or other than those now known. Facts on which they have been relying in entering into this Agreement may later turn out to be other than or different from those now known, suspected or believed to be true. The Parties acknowledge that in entering into this Agreement, they have expressed that they agree to accept the risk of any such possible unknown damages, claims, facts, demands, actions, and causes of action. Accordingly, the releases contemplated by this Agreement shall be deemed to extend to claims that any of the releasing persons do not know or suspect exist in his, her, or its favor at the time of the release of the released claims, which if known might have affected the decision to enter into this Agreement (the “Unknown Claims”). In granting the releases herein, the Parties acknowledge that they have read and understand California Civil Code Section 1542, which reads as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Parties stipulate and agree that they are expressly waiving, relinquishing and releasing all provisions, rights and benefits conferred by or under California Civil Code Section 1542 and any law of the United States or any state of the United States, territory of the United States, and any law of Israel, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

12.              Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Payne. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Payne, the prior written consent of the Company, and with respect to the Company, the prior written consent of Payne. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

13.              Governing Law. This Agreement will be governed in accordance with the laws of the State of Israel.

14.              Representation by Counsel. Each of the Parties hereto acknowledges that (i) it or he has read this Agreement in its entirety and understands all of its terms and conditions, (ii) it or he has had the opportunity to consult with any individuals of its or his choice regarding its or his agreement to the provisions contained herein, including legal counsel of its or his choice, and any decision not to was his or its alone, and (iii) it or he is entering into this Agreement of its or his own free will, without coercion from any source.

15.              Several Liability. The liability and obligation of each individual Party hereunder is several, not joint, and no such Party shall have any liability or obligation arising out of a breach by another individual Party of his, her or its representations, warranties and covenants hereunder.

16.              Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery).

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ARCTURUS THERAPEUTICS LTD.

By: __________________________	Date:_____________
Name: Mark Herbert
Title: interim President

ARCTURUS THERAPEUTICS INC.

By: __________________________	Date:_____________
Name: Mark Herbert
Title: interim President

STUART COLLINSON

By: __________________________	Date:_____________
Name: Stuart Collinson

CRAIG WILLETT

By: __________________________	Date:_____________
Name: Craig Willett

DANIEL GEFFKEN

By: __________________________	Date:_____________
Name: Daniel Geffken

DAVID SHAPIRO

By: __________________________	Date:_____________
Name: David Shapiro

JOSEPH PAYNE

By: __________________________	Date:_____________
Name: Joseph Payne

PADMANABH CHIVUKULA

By: __________________________	Date:_____________
Name: Padmanabh Chivukula

MARK HERBERT

By: __________________________	Date:_____________
Name: Mark Herbert

REBECQUE LABA

By: __________________________	Date:_____________
Name: Rebecque Laba

EXHIBIT A

Arcturus Therapeutics Ltd.

No. 514098995

(the “Company”)

Unanimous Written Consent of the Board of Directors

Dated __ day of May, 2018

The undersigned, comprising all of the members of the board of directors of the Company (the “Board”), acting pursuant to Section 103 the Companies Law, 5759–1999, and pursuant to Article 4.3.7 of the Articles of Association of the Company (the “Articles”), hereby consent to the adoption of the following resolutions.

This resolution is adopted pursuant to that Agreement and Release by and among the Company, Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, and Padmanabh Chivukula, dated May 2018 (the “Agreement”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Agreement.

It Is Hereby Resolved, that as of the Effective Date of the Agreement and subject to the execution of the Condition Precedent (as defined therein), pursuant to Article 4.2.3 of the Articles, to confirm the appointment of Mr. Peter Farrell, Mr. Andrew Sassine, Mrs. Magda Marquet and Mr. James Barlow (the “2018 Nominees”), as directors to the Board.

It Is Hereby Further Resolved, that as of the Effective Date, subject to the execution of the Condition Precedent and immediately following the appointment of the 2018 Nominees, to receive the resignation of Stuart Collinson, Craig Willett, Daniel Geffken and David Shapiro from the Board and from any other position in the Company and/or as members of the board of the Company’s subsidiary, Arcturus Therapeutics, Inc.

In Witness Whereof, this consent has been executed effective as of the date appearing above.

Stuart Collinson	Daniel Geffken	Joseph Payne

Craig Willett		David Shapiro

EXHIBIT B

Irrevocable Proxy and Power of Attorney

The undersigned, ___________________ [full name] (the “Appointer”), a shareholder in Arcturus Therapeutics Ltd, a company incorporated under the laws of the State of Israel, company number 514098995 (the “Company”), hereby provides this Irrevocable Proxy and Power of Attorney (the “Irrevocable Proxy”).

The Appointer is the holder of _____________ Ordinary Shares of the Company (together with any additional shares acquired by the undersigned on or prior to the record date for the 2018 EGM (defined below), the “Shares”), as evidenced by the proof of shareholding attached to this Irrevocable Proxy, and hereby appoints Mark Herbert and Joseph Payne, jointly and not severally, as Appointer’s proxies to represent the Appointer at the extraordinary meeting of the shareholders of the Company, currently scheduled to be held on June 25, 2018 (the “2018 EGM”), including any deferred, postponed or adjourned meeting thereof (the “Appointees”) and hereby irrevocably and without discretion instructs the Appointees to vote in Appointer’s name and on Appointer’s behalf, with respect to all of the Shares, in favor of the following resolution, in its entirety, to be brought before the 2018 EGM (the “Resolution”):

Further to the approval by the audit committee and the board of the directors of the Company (the “Board”), approval of the execution by the Company of the Agreement and Release by and among the Company, Arcturus Therapeutics, Inc., Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, Padmanabh Chivukula, Mark Herbert and Rebecque Laba dated May __, 2018 (the “Agreement”) and the performance of the Company’s obligations thereunder, in their entirety, including, without limitation:

(i)                 Grant by the Company of releases to each of Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, Padmanabh Chivukula, Mark Herbert and Rebecque Laba (as provided in section 12 to the Agreement); and

(ii)               Dismissal of all Pending Litigation (as defined in the Agreement) with prejudice; and

(iii)             Remuneration of compensation to the directors of the Company (as provided in Section 3 and, with respect to cash fees paid and to be paid, as set forth on Annex B to the Agreement); and

(iv)              Remuneration of compensation to Mark Herbert and Rebecque Laba (as provided in Section 3 of the Agreement); and

(v)                Subject to the terms of the Agreement, purchase of a “tail” insurance policy on the Company’s existing directors; and

(vi)              Reimbursement of Joseph Payne and of Padmanabh Chivukula for any reasonable legal and other costs and expenses incurred by either of them in pursuing Pending Litigation (as defined in the Agreement).

For the avoidance of doubt, the Appointees must vote in favor of the Resolution in its entirety, and may not elect only to vote only on a part of the Resolution.

Transfer restriction: The Appointer hereby covenants and agrees that Appointer will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Shares held by the Appointer prior to the close of business on the record date for the 2018 EGM without first obtaining an executed Irrevocable Proxy of such transferee, in the form of this Irrevocable Proxy.

2

The Appointer confirms that this Irrevocable Proxy is being granted as part of a settlement of the Pending Litigation and such other matters set forth in the Agreement, and that the parties to the Agreement are entering thereto in reliance upon the Appointer’s grant of this Irrevocable Proxy and the performance thereof by the Appointees. Therefore, as this Irrevocable Proxy is created for the purpose of securing the rights of third parties and is irrevocable.

Notwithstanding the aforesaid, in the event that the Agreement will not be executed by all parties thereto, or if the Agreement otherwise fails to enter into effect or is terminated, then this Irrevocable Proxy shall forthwith expire and be of no further force or effect.

For the avoidance of doubt, this Irrevocable Proxy only applies to the participation and vote of the Shares on the Resolution at the 2018 EGM, including any deferred, postponed or adjourned meeting thereof, and not to any other proposal, meeting or vote.

IN WITNESS WHEREOF, the undersigned executed this Irrevocable Proxy and Power of Attorney

Shareholders Signature		Witness Signature

By:		Name:
Date:	May __, 2018	Date:	May __, 2018

Attached: proof of shareholding

3

ANNEX A

22,883 ordinary shares purchased by Stuart Collinson pursuant to an early exercise of unvested stock options on August 23, 2017, remain unvested as of May 25, 2018.

4

ANNEX B

Board of Director Fees

Arcturus Therapeutics Ltd.
Non-Employee Director Compensation Policy
Effective Date: November 15, 2017(1)

Member	Annual Retainer			Reincorporation Retainer	Audit Committee		Compensation Committee		Nominating & Corporate Governance		Annual				Total Nov 15, 2017 -	Paid through	Amount Due to be Paid Per Section 3 of Agreement
	Chair	Lead Ind(2)	Non-Chair	Payable Prior to Reincorporation	Chair	Non-Chair	Chair	Non-Chair	Chair	Non-Chair	Total	4Q17(3)	1Q18	2Q18(6)	June 30, 2018	May 22, 2018

Stuart Collinson	$62,000			$10,000							$72,000	$9,000	$18,000	$12,000	$39,000	$40,125	$ -
Craig Willett			$35,000	$10,000	$15,000			$5,000	$8,000		$73,000	$9,125	$18,250	$12,167	$39,542	$27,375	$12,167
Daniel Geffken			$35,000	$10,000		$7,500	$10,000			$4,000	$66,500	$8,313	$16,625	$11,083	$36,021	$24,938	$11,083
David Shapiro			$35,000	$10,000		$7,500		$5,000			$57,500	$7,188	$14,375	$9,583	$31,146	$21,563	$9,583
Joseph Payne(5)			$35,000	$10,000							$45,000	$ -	$7,125	$7,500	$14,625	$ -	$14,625
	$62,000	$ -	$175,000	$60,000	$15,000	$15,000	$10,000	$10,000	$8,000	$8,000	$363,000	$39,750	$77,506	$52,333	$169,589	$120,126	$44,327

(1) Pending Shareholder Approval
(2) No lead yet appointed ($60,000 per year)
(3) Q4 2017 payment is prorated from Nov 15, 2017 - December 31, 2017
(4) Ms. Tori resigned from the board effective January 23, 2018
(5) Mr. Payne became a Non-employee Director upon his employment termination effective February 2, 2018
(6) Q2 2018 payment is prorated for only 2 months of service
In addition: (i) Dr. Collinson was paid $150,000 in December 2017, per approval at August 2017 board meeting; and (ii) Mr. Willet was paid $50,000 in Jan 2018 for past services approved at November 2017 board meeting